Exhibit 99.3

FOR IMMEDIATE RELEASE--August 9, 1999

Contact: Kevin Brannon
         Frederick Brewing Co.
         (301) 694-7899 x 100

                          FREDERICK BREWING CO., SNYDER
                         INTERNATIONAL AGREEMENT LAPSES
                            But Negotiations Continue

FREDERICK, MD--Frederick Brewing Co. (OTCBB:BLUE) today announced that its agreement giving Snyder International Brewing Group, LLC ("SIBG") the exclusive right to negotiate a transaction with the Maryland brewer expired on Sunday, August 8th. Under the deal, SIBG proposed to purchase newly-issued stock amounting to a controlling interest in the Maryland beer maker.

According to Frederick's chief executive officer, Kevin Brannon, the companies have not broken off negotiations and talks will continue. Brannon said, "We are continuing to work toward completing the transaction without the exclusivity agreement. We have made excellent progress in negotiations to restructure and strengthen the Company's balance sheet and believe that process can be completed within a few days." Brannon said that, while the Company is now free to explore deals with other parties and had received some preliminary inquiries, he continued to believe a deal with SIBG will be worked out. Frederick first disclosed the talks with SIBG on June 30th and announced a two week extension of the exclusivity agreement on July 26th.

On June 30th Frederick disclosed that it had given SIBG the exclusive right to negotiate a strategic alliance that would call for SIBG to invest a substantial amount of cash in the company in exchange for newly-issued shares constituting a majority of the stock outstanding. SIBG would arrange to re-finance Frederick's bank debt on more favorable terms and would purchase the brewery building from its current owners. If the transaction is completed, Frederick's brewery might contract brew 5,000 to 35,000 barrels per year of SIBG's brands, beginning as soon as possible. On July 25th, SIBG agreed to pay an undisclosed fee to Frederick to extend the exclusive talks through Sunday's deadline.

C. David Snyder, SIBG's chairman, said "We are still enthusiastic about our potential investment in Frederick and we are working hard to complete a deal in the next few days."

Privately-held SIBG is based in Cleveland, Ohio and, since entering the beer business in August of 1998, has acquired two Ohio breweries and several brands which together are projected to ship as much as 70,000 barrels in 1999. Its brands include Crooked River, Little Kings, Hudy Delight and Christian Moerlein. Its strategy is to consolidate companies and brands in all segments of the domestic beer industry.


Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, the Company's financial condition and liquidity, the requirement that third parties, including the Company's creditors and preferred stockholders, must approve, consent to or otherwise cooperate as a condition to closing the contemplated transactions, the lack of audited financial statements for SIBG, SIBG's brief operating history, the potential difficulties inherent in shifting and coordinating production among various facilities, probable management changes, the effects of competition; the failure of the Company and SIBG to enter into definitive agreements; the inability of the Company or SIBG to satisfy any closing conditions contained in such agreements or otherwise fail to complete the transactions contemplated by such agreements; and other risks detailed in the Company's SEC filings. Actual results may differ materially from the forward-looking information set out above.